PHOENIX MOTOR INC.
1500 Lakeview Loop
Anaheim, CA 92807

May 5, 2022

Division of Corporate Finance

Office of Manufacturing
United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	SiSi Cheng/ Hugh West
Jennifer Angelini/ Anne Parker

Re:	Phoenix Motor Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed April 20, 2022 File No. 333-261384

Dear Ladies and Gentlemen,

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of April 28, 2022 with respect to the Amendment No. 4 to Registration Statement on Form S-1 (the “S-1”) filed on April 20, 2022 by Phoenix Motor Inc. (the “Company”). For your convenience, the text of the Staff’s comment is set forth below followed by the Company’s response.

Amendment No. 4 to Form S-1 filed April 20, 2022

Prospectus Summary, page 1

1.	Please balance your disclosure in the summary with information regarding your net losses, negative cash flows, and accumulated deficit recorded in 2021. Additionally, please highlight that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Company Response: In response to the above comment, we have updated our disclosure in the summary and highlighted that our auditor has expressed substantial doubt about our ability to continue as a going concern on page 3 and page 9.

Risk Factors
Our amended and restated certificate of incorporation provides..., page 29

2.	We note your disclosure that your amended and restated certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act. Since Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or its rules and regulations, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Company Response: In response to the above comment, we have updated the risk factor on page 30.

Use of Proceeds, page 36

3.	We note that the underwriting fees are variable depending on which party has "introduced" investors. Accordingly, please revise this section to identify the assumptions upon which net proceeds are based. Additionally revise this section to disclose that $250,000 of gross proceeds will be deposited into an indemnification escrow account, as described in the underwriting section.

Company Response: We have revised the underwriting agreement with Prime Number Capital to drop the variable underwriting fee structure and any reference of “introduced” investor. We have agreed to a 7% underwriting discount and commission for the proceeds from the offering in entirety. Further, we have revised the Use of Proceeds section on page 37 to disclose that $250,000 of gross proceeds will be deposited into an indemnification escrow account, as described in the underwriting section.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Net Revenues, page 44

4.	We note your tabular presentation of disaggregated revenues. Please revise to address the following:

•	Provide additional information (preferably in tabular format) to quantify the number of units sold (e.g., # of EVs sold, # of EV leases, etc.) for the respective reporting periods.

•	Expand your narrative (here and within your Government Grant policy note on page F-12) to quantify the aggregate amount (and weighted average amount) of government grants recorded within your sales of EVs and leases of EVs for the respective reporting periods.

•	Expand your narrative (here and within your Revenue Recognition policy note on page F-11) to clarify where your sales of electric drive system kits are reported. In addition, provide similar information as requested in the first bullet point above.

Company Response: In response to the above comments, we have revised the presentation and expanded narratives on Net Revenues on page 45.

Business
Customers and Backlog, page 63

5.	We note your backlog as of December 31, 2021, of approximately 63 orders consisting of 37 vehicles and 26 electric drive system kits. We also note the vehicle order backlog represents $11.1 million of revenue. Please revise to also quantify the amount of revenue that the backlog of 26 electric drive systems kits represents.

Company Response: In response to the above comment, we have revised to quantify the amount of revenues that the backlog of 37 vehicles and 26 electric drive systems kits represent, respectively, on page 65.

Directors and Executive Officers, page 71

6.	We note that Dr. Liang Lance Zhou has signed your registration statement in his capacity as chief executive officer and also as a director, but that he is not identified or described as a director in this section. Please revise to reconcile this apparent inconsistency.

Company Response: On page 73, we have revised to address to comment.

Item 16 - Exhibits and Financial Statement Schedules, page II-1

7.	Please provide an updated auditor’s consent. Refer to Item 601(b)(23) of Regulation S-K.

Company Response: An auditor’s consent is now filed as Exhibit 23.1.

Exhibits

8.	Disclosure in your filing, including on pages 29 and 86, states that your amended and restated certificate of incorporation will contain an exclusive forum provision, but we are unable to locate this provision in your corporate documents filed as Exhibits 3.1-3.5. Please remove the related disclosure from the prospectus, or advise.

Company Response: A third amendment to the amended certificate of incorporation containing the exclusive forum provision is attached to the Registration Statement as Exhibit 3.6. References to the amended and restated certificate of incorporation have been changed.

9.	The legal opinion filed as Exhibit 5.1 refers to warrants being offered, while the registration statement has been revised to reflect an offering of common stock only.

Please file a revised legal opinion to accurately reflect the securities being offered and registered.

Company Response: The legal opinion attached at Exhibit 5.1 has been revised.

General

10.	We may have additional comments on your accounting for equity issuances including stock compensation. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Company Response: We respectfully submit the analysis below to explain the reasons for the differences between the recent valuation of our common stock leading up to the IPO and the estimated offering price.

Determining Fair Value of Common Stock prior to the IPO

Historically, for all periods prior to the IPO, the fair values of the shares of our common stock underlying our share-based compensation were estimated on each grant date by our board of directors. Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development; our actual operating results and financial performance; progress of our new product development efforts; conditions in the industry and economy in general; the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions; equity market conditions affecting comparable public companies; the lack of marketability of our common stock and the results of independent third-party valuations prepared by a valuation specialist.

The third-party valuations of common stock that our board considered in making its determinations were prepared in accordance with methods and guidance from the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The most recent valuation date was December 31, 2021. A Hybrid Method was used. The Hybrid Method combines applications of both the Option Pricing Model (“OPM”) and the Probability-Weighted Expected Return Method (“PWERM”). The Hybrid method is appropriate in circumstances where a company has a drastic, contrasting range of possible outcomes and one method cannot be solely used.

•	Under PWERM, the value of the common equity is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class.

•	For OPM, stay private scenario we relied upon two valuation methods to determine the Company’s value should it not complete its IPO. The two valuation methods relied upon were the discounted cash flow method and the guideline public company method. The average of these methods was put into an OPM to determine the common share price under the stay private scenario. The OPM is structured as a series of call options, with current stock prices for an IPO scenario set equal to current total enterprise value and current stock prices for a liquidity event within the next three years set equal to current total equity value. The exercise prices set equal to the breakpoints, above which different combinations of equity classes participate in the liquidation equity value of the company. The model consists of a series of closed form option models. Each breakpoint’s option model output is then subtracted from the prior breakpoint’s option model output to isolate the amount of value available to the equity participating securities between those two total equity values. That value is then divided pro rata among the relevant equity participating securities. Lastly, for each equity participating security, each of its pro rata allocated values is summed together. Appropriate discount and premiums are then applied to conclude on a value for that class of equity participating security. Each closed form option model in our OPM uses five variables to estimate an option’s value – underlying security, exercise price, term, volatility and Risk-Free Rate.

In this valuation, the Hybrid Method was used to address two probability-weighted scenarios: a non-IPO scenario and an IPO scenario. The non-IPO scenario was assigned a weight of 20% and the IPO scenario was assigned a weight of 80%. The relative probability of each type of future event scenario was based on an analysis of market conditions at the time, including then-current initial public offering valuations of similarly situated companies, and expectations as to the timing and likely prospects of such scenarios. The value under the IPO scenario on December 31, 2021 was $4.30 per share after giving effect to the 4:1 reverse split, prior to discounts for lack of marketability and present value factors. After these factors were applied, the value of the IPO scenario was $3.30 per share while the value under the stay private scenario was $1.60 per share, both on minority, non-marketable basis. The discount for lack of marketability used reflected the Company’s then-current estimates of the time to a liquidity event.

Price Range Recommended by Underwriter

As is typical in initial public offerings, the Price Range was not derived using a formal determination of fair value but was derived primarily through discussions among the Company’s board members, its senior management and representatives of the underwriters. The Price Range was based on a number of factors, including prospects for the EV markets, the general condition of the securities markets and the valuations of recently completed public offerings (including aftermarket performance and the respective stages of development of those issuers as compared to the Company), and significant positive feedback provided by potential investors during the “testing-the-waters” meetings. Prime Number Capital, our underwriter for the IPO, completed due diligence including on-site visit and conducted a detailed, multi-month valuation analysis of the Company after commencing its client engagement in February 2022. Based on Prime Number’s valuation analysis and discussion with the Company, Prime Number initially recommended a Price Range of $7 to $9 per share for the 2,500,000 shares to be offered in the IPO with 20,000,000 shares issued and outstanding following the offering (assuming no exercise of the underwriters’ over-allotment option). In determining the IPO price range, Prime Number’s valuation approach was primarily based on the median Price to Sales multiple of a selected group of comparable publicly traded companies in the same industry, adjusted by factoring in certain discount to, in Prime Number’s view, adequately account for our idiosyncratic risk profile.

The Company received significant favorable feedback to the proposed Price Range from potential investors during the “testing-the-waters” meetings, which suggested there would be investors interest in the Company at the proposed range of valuations. This feedback, which acknowledged the Company’s track record of delivering vehicles, the unique asset light strategy, clear path to growth and scalability, as well as its proven, experienced management team, gave the Company confidence that the market would be receptive to the Company’s IPO in the Price Range recommended by our Underwriter.

Reasons for The Differences between Valuation of our Common Stock as of December 31, 2021 and Estimated Offering Price Range

The Company believes the difference between the fair value of its common stock as of date of December 31, 2021 and the Price Range, as recommended by the underwriters as of May 5, 2022, is the result of the following valuation methodology-specific factors and company-specific factors:

Valuation Methodology-Specific Factors

•	The methodology for determining the December 31, 2021 valuation incorporated IPO and non-IPO scenarios, while the Price Range assumes, with 100% probability, that the Company completes an IPO.

•	The Company’s third-party valuation specialist utilized a quantitative methodology to determine the estimated fair value of the underlying common stock as of December 31, 2021. That methodology may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•	The Price Range represents a future price for shares of the common stock that, if issued in the IPO, will be immediately, freely tradable in a public market; whereas the December 31, 2021 valuation represents a contemporaneous estimate of the fair value of shares that were then illiquid and might have never become liquid, and were subject to a discount for the lack of marketability as indicated above.

Company-Specific Factors

•	The hiring of our new CEO, Dr. Lance Zhou, who joined in March, 2022, brings vast experience and expertise in the automotive industry along with a track record of delivering results.

•	Accelerated addition of new orders to the backlog compared to fiscal year 2021.

•	Compared to fiscal year 2021, the easing trend of some of the supply chain constraints related to key parts and components for production.

•	Progress made on next generation product development.

In conclusion, the Company respectfully submits that the differences between recent valuation of our common stock leading up to the IPO and the estimated offering price are reasonable and appropriate in light of all of the considerations outlined above.

11.	We note an apparent inconsistency in the treatment of your authorized share capital and par value following the reverse stock split in March 8, 2022. The amended certificate of incorporation filed as Exhibit 3.5 indicates that the reverse stock split "shall have no effect on the number of authorized stock," and refers to par value of $0.0001 per share. By contrast, disclosure in the prospectus (e.g., the cover page, capitalization table, and page F-19 of the financial statements) indicates that there are 112,500,000 authorized shares of capital stock, par value $0.0004 per share, following the reverse stock split. Please revise to reconcile.

Company Response: In response to the above comment, the references to the authorized capital have been corrected to conform with the amended certificate of incorporation.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email me at 909-987-0815, chrisw@phoenixmotorcars.com. Thank you for your time and attention to this filing.

Sincerely,

Phoenix Motor Inc.

/s/ W. Chris Wang
Name: W. Chris Wang
Title: Chief Financial Officer